ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

November 16, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed November 06, 2006 for symbol CU.NV
- Corporation's Form 1, filed November 06, 2006 for symbol CU.X
- Corporation's Form 1, filed November 06, 2006 for symbol CU.PR.T
- Corporations' Form 1, filed November 06, 2006 for symbol CU.PR.V
- Corporation's Form 1, filed November 06, 2006 for symbol CU.PR.D
- Corporation's Form 1, filed November 06, 2006 for symbol CU.PR.A
- Corporation's Form 1, filed November 06, 2006 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

J Dutnall

Jodene Dutnall
Corporate Secretarial Dept.

dlw 11/29

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	10/01/2006 - 10/31/2006

Summary

Issued & Outstanding Opening Balance :	81,245,486	As at :	10/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	81,245,486		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	11/06/2006
Last Updated:	11/06/2006

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	10/01/2006 - 10/31/2006

Summary

Issued & Outstanding Opening Balance :	44,009,284	As at :	10/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	44,009,284		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	
Last Updated:	11/10/2006

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	10/01/2006 - 10/31/2006

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	10/01/2006

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	2,277,675

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	
Last Updated:	11/10/2006

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	10/01/2006 - 10/31/2006

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	10/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	
Last Updated:	11/10/2006

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	10/01/2006 - 10/31/2006

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	10/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	
Last Updated:	11/10/2006

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	10/01/2006 - 10/31/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	10/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	
Last Updated:	11/10/2006

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	10/01/2006 - 10/31/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	10/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	
Last Updated:	11/10/2006